MacroShares Housing Depositor, LLC

73 Green Tree Drive #9

Dover, DE 19904

May 26, 2009

VIA EDGAR

Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549-1001

Attn: Lauren Nguyen, Esq.

Re:

MacroShares Housing Depositor, LLC

Post-Effective Amendment No. 3 on Form S-1 Registration Statement

File No. 333-151522

Filed May 22, 2009.

SEC Accession No. 0001354488-09-000851

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), MacroShares Housing Depositor, LLC a Delaware corporation (the “Company”), hereby requests the immediate withdrawal of its Post-Effective Amendment No. 3 on Form S-1 Registration Statement, (File No. 333-151522) (Accession No. 0001354488-09-000851) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on May 22, 2009.

The Registration Statement was incorrectly tagged with the wrong submission type.  Accordingly, the Company is requesting that the Post-Effective Amendment No. 3 on Form S-1 Registration Statement be withdrawn as it will file a new Post-Effective Amendment No. 3 on Form S-1 Registration Statement with the correct EDGAR submission tag forthcoming.

The Company confirms that no securities have been sold pursuant to the Post-Effective Amendment No. 3 on Form S-1 Registration Statement.

Please contact me directly at 973-295-6161, should you have further questions regarding our request for withdrawal.  Thank you for your assistance in this matter.

Very truly yours,

MacroShares Housing Depositor, LLC

By: /s/ John A. Flanagan
Name: John A. Flanagan
Title: Chief Financial Officer